Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-215438 on Form S-3, No. 333-206023 on Form S-3, No. 333-204580 on Form S-3, No. 333-203822 on Form S-4, No. 333-197923 on Form S-8, and No. 333-205641 on Form S-8 of our report dated March 28, 2017, relating to the consolidated financial statements of Genco Shipping & Trading Limited and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph to describe the consequences to the Company’s consolidated financial statements as a result of applying fresh-start accounting as of July 9, 2014 in conformity with the requirements of Accounting Standards Codification (ASC) Topic 852, Reorganization), appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2016.

/s/ DELOITTE & TOUCHE LLP

New York, New York

March 28, 2017